Exhibit 99.1

Canaan Inc. Reports Unaudited Third Quarter 2020 Financial Results

Hangzhou, China, November 30, 2020 (GLOBE NEWSWIRE) -- Canaan Inc. (NASDAQ: CAN) ("Canaan" or the "Company"), a leading high-performance computing solutions provider, today announced its unaudited financial results for the three months ended September 30, 2020.

Third Quarter 2020 Operating and Financial Highlights

Total computing power sold in the third quarter of 2020 was 2.9 million Thash/s, representing a year-over-year decrease of 20.7% from 3.7 million Thash/s in the same period of 2019 and a quarter-over-quarter increase of 13.4% from 2.6 million Thash/s in the second quarter of 2020.

Total net revenues in the third quarter of 2020 was RMB163.0 million (US$24.0 million), representing a year-over-year decrease of 75.7% from RMB670.6 million in the same period of 2019 and a quarter-over-quarter decrease of 8.5% from RMB178.1 million in the second quarter of 2020.

Gross loss in the third quarter of 2020 was RMB17.0 million (US$2.5 million) compared to gross profit of RMB146.2 million in the same period of 2019 and gross profit of RMB43.3 million in the second quarter of 2020.

Net loss in the third quarter of 2020 was RMB86.4 million (US$12.7 million) compared to net income of RMB94.6 million in the same period of 2019 and net loss of RMB16.8 million in the second quarter of 2020.

Non-GAAP adjusted net loss in the third quarter of 2020 was RMB84.8 million (US$12.5 million) compared to Non-GAAP adjusted net income of RMB96.2 million in the same period of 2019 and Non-GAAP adjusted net loss of RMB16.0 million in the second quarter of 2020.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “During the third quarter of 2020, we remained undeterred by the pandemic to strengthen our research and development capabilities, expand our AI business, and execute new business initiatives. By leveraging our enhanced R&D capabilities in the third quarter, we launched our A1246 product series, which continues to lead the industry with its energy efficiency, computing power, and unit cost. In addition, we have also accelerated the monetization of our AI business through our partnerships with a number of companies in various industries, such as online education and smart city solutions. In the third quarter of 2020, for example, we implemented our K210 AI chips in hardware sensors from our partner to better ensure the proper execution of social distancing practices in response to the outbreak of COVID-19. With new generations of mining machines and AI chips in the pipeline, we are confident that the enhanced performance of our new products will continue to bolster our competitive advantages and solidify our market leadership going forward.”

Mr. Quanfu Hong, Chief Financial Officer of Canaan, stated, “The pandemic and resulting macroeconomic uncertainties continued to impact the production capacity of the global IC industry in the third quarter of 2020. However, the demand for mining machines in the market continued to rebound during the third quarter, and we have received a large number of pre-sale orders which are scheduled for delivery starting in the fourth quarter of 2020. Looking ahead, we remain committed to investing in areas that will further strengthen our collaboration with established IC manufacturers, enhance our inventory management, streamline our research and development initiatives, and generate lasting value for our shareholders.”

Third Quarter 2020 Financial Results

Total net revenues in the third quarter of 2020 was RMB163.0 million (US$24.0 million), representing a 75.7% year-over-year decrease from RMB670.6 million in the same period of 2019 and a 8.5% quarter-over-quarter decrease from RMB178.1 million in the second quarter of 2020. The year-over-year decrease was mainly due to the decreases in total computing power sold and average selling price per Thash/s. The quarter-over-quarter decrease was mainly due to the decrease in average selling price per Thash/s.

Cost of revenues in the third quarter of 2020 was RMB180.0 million (US$26.5 million) compared to RMB524.4 million in the same period of 2019 and RMB134.8 million in the second quarter of 2020. The year-over-year decrease was in line with the changes in the Company’s sales volume of Thash and cost per Thash. The quarter-over-quarter increase was mainly due to an inventory write-down of RMB44.9 million (US$6.6 million) and the increase in sales volume.

Gross loss in the third quarter of 2020 was RMB17.0 million (US$2.5 million) compared to gross profit of RMB146.2 million in the same period of 2019 and gross profit of RMB43.3 million in the second quarter of 2020.

Total operating expenses in the third quarter of 2020 was RMB75.9 million (US$11.2 million), representing a year-over-year increase of 4.4% from RMB72.7 million in the same period of 2019 and a quarter-over-quarter increase of 22.0% from RMB62.2 million in the second quarter of 2020.

Research and development expenses in the third quarter of 2020 were RMB32.1 million (US$4.7 million), representing a year-over-year decrease of 15.8% from RMB38.1 million in the same period of 2019 and a quarter-over-quarter increase of 23.2% from RMB26.1 million in the second quarter of 2020. The year-over-year decrease and quarter-over-quarter increase were mainly due to the changes in materials that the Company used for research and development purposes. As a percentage of total net revenues, research and development expenses in the third quarter of 2020 increased to 19.7% from 5.7% in the same period of 2019 and from 14.6% in the second quarter of 2020.

Selling and marketing expenses in the third quarter of 2020 were RMB3.2 million (US$0.5 million), representing a year-over-year decrease of 49.4% from RMB6.3 million in the same period of 2019 and a quarter-over-quarter decrease of 51.2% from RMB6.5 million in the second quarter of 2020. The decreases were mainly due to the decreased salaries of the staff in the Company’s sales and marketing departments. As a percentage of total net revenues, sales and marketing expenses in the third quarter of 2020 was 2.0% compared to 0.9% in the same period of 2019 and 3.7% in the second quarter of 2020.

General and administrative expenses in the third quarter of 2020 were RMB40.6 million (US$6.0 million) compared to RMB28.2 million in the same period of 2019 and RMB29.6 million in the second quarter of 2020. The increases were mainly due to the increases in salary, professional service charges, and other daily administrative expenses. As a percentage of total net revenues, general and administrative expenses in the third quarter of 2020 was 24.9% compared to 4.2% in the same period of 2019 and 16.6% in the second quarter of 2020.

Loss from operations in the third quarter of 2020 was RMB92.9 million (US$13.7 million) compared to income from operations of RMB73.5 million in the same period of 2019 and loss from operations of RMB18.9 million in the second quarter of 2020.

Net loss attributable to ordinary shareholders in the third quarter of 2020 was RMB86.4 million (US$12.7 million) compared to net income attributable to ordinary shareholders of RMB94.6 million in the same period of 2019 and net loss attributable to ordinary shareholders of RMB16.8 million in the second quarter of 2020.

Non-GAAP adjusted net loss in the third quarter of 2020 was RMB84.8 million (US$12.5 million) compared to non-GAAP adjusted net income of RMB96.2 million in the same period of 2019 and non-GAAP adjusted net loss of RMB16.0 million in the second quarter of 2020. Non-GAAP adjusted net loss excludes share-based compensation expense. For further information, please refer to "Use of Non-GAAP Financial Measures" in this release.

Basic and diluted net loss per ADS in the third quarter of 2020 were both RMB0.55 (US$0.08). In comparison, basic and diluted net earnings per ADS in the same period of 2019 were both RMB0.65. Basic and diluted net loss per ADS in the second quarter of 2020 were both RMB0.11. Each ADS represents 15 of the Company's Class A ordinary shares.

As of September 30, 2020, the Company had cash and cash equivalents of RMB177.4 million (US$26.1 million) compared to RMB516.6 million as of December 31, 2019. The decrease was mainly due to higher short-term investments as the Company had invested RMB204.6 million (US$30.1 million) in short-term investments as of September 30, 2020, compared with RMB11.0 million in short-term investments as of December 31, 2019. The company purchased short-term financial products to receive higher returns but at the same time can withdraw at any time.

Business Outlook

Due to the continued uncertainty from the rapidly changing global environment related to the COVID-19 pandemic and the corresponding economic downturn, the Company will not issue any financial guidance in the near term.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Monday, November 30, 2020, at 7:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:Canaan Inc. Third Quarter 2020 Earnings Conference Call

Registration Link:http://apac.directeventreg.com/registration/event/3299694

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through December 8, 2020, by dialing the following numbers:

International:+61-2-8199-0299

United States:+1-646-254-3697

Hong Kong, China:+852-3051-2780

Replay PIN:3299694#

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. provides high-performance computing solutions to efficiently solve complex problems. In 2016, Canaan successfully initiated the production of its first 16nm chip and passed the test to receive China's national high-tech enterprise certification. In 2018, Canaan achieved major technological breakthroughs to launch the K210, the world's first-ever RISC-V-based edge artificial intelligence (AI) chip, which is now widely used for access control in situations such as smart door locks and more. Canaan Inc. is currently focused on the research and development of advanced technology, including such areas as AI chips, AI algorithms, AI architectures, system on a chip (SoC) integration and chip integration. Using the AI chip as its base, Canaan Inc. has established an intellectual value chain. Canaan Inc. also provides a suite of AI service solutions and is able to tailor these solutions to the needs of its partners. For more information, please visit: investor.canaan-creative.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of NonGAAP Financial Measures

In evaluating Canaan’s business, the Company considers and uses adjusted net income as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss, excluding sharebased compensation expense.

Canaan believes that adjusted net income helps to identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that the Company excludes in adjusted net income. The Company believes that adjusted net income provides useful information about our operating results, enhances the overall understanding of Canaan’s past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure “adjusted net loss” is not defined under U.S. GAAP, is not presented in accordance with U.S. GAAP and has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Canaan’s business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP financial measure “adjusted net loss” may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Jack Wang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	As of December 31,	As of September 30,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	516,607	177,363	26,123
Restricted cash	8,239	4,479	660
Short-term investments	11,005	204,570	30,130
Accounts receivable	2,872	348	51
Inventories	196,067	53,284	7,848
Prepayments and other current assets	206,020	246,319	36,278
Total current assets	940,810	686,363	101,090
Non-current assets:
Property, equipment and software	22,602	14,602	2,151
Right-of-use assets, net	22,764	18,819	2,772
Non-current financial investments	—	2,500	368
Other non-current assets	5,250	2,520	371
Total non-current assets	50,616	38,441	5,662
Total assets	991,426	724,804	106,752
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	99,903	34,656	5,104
Accounts payable	99,050	10,555	1,555
Notes payable	27,462	14,050	2,069
Contract liabilities	8,288	75,612	11,136
Accrued liabilities and other current liabilities	40,691	23,213	3,419
Lease liabilities, current	9,838	8,110	1,195
Total current liabilities	285,232	166,196	24,478
Non-current liabilities:
Lease liabilities, non-current	13,399	6,246	920
Other non-current liabilities	—	8,913	1,313
Total non-current liabilities	13,399	15,159	2,233
Total liabilities	298,631	181,355	26,711
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,372,222,222 shares issued, 2,350,123,270 and 2,348,623,525 shares outstanding as of December 31, 2019 and September 30, 2020, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 22,098,952 and 23,598,697 shares as of December 31, 2019 and September 30, 2020, respectively)	—	(1,320)	(194)
Additional paid-in capital	1,631,609	1,635,719	240,915
Statutory reserves	97,307	97,307	14,332
Accumulated other comprehensive loss	(55,542)	(64,541)	(9,506)
Accumulated deficit	(980,579)	(1,123,716)	(165,506)
Total shareholders’ equity	692,795	543,449	80,041
Total liabilities and shareholders’ equity	991,426	724,804	106,752

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2019	2020	2020	2020
	RMB	RMB	RMB	US$
Net revenues
Products revenue	656,930	162,925	159,727	23,525
Leases revenue	13,281	15,109	2,860	421
Services revenue	401	57	151	22
Other revenue	—	35	303	45
Total net revenue	670,612	178,126	163,041	24,013
Cost of revenue	(524,402)	(134,849)	(180,033)	(26,516)
Gross profit (loss)	146,210	43,277	(16,992)	(2,503)
Operating expense
Research and development expenses	(38,146)	(26,073)	(32,117)	(4,730)
Selling and marketing expenses	(6,285)	(6,520)	(3,181)	(469)
General and administrative expenses	(28,232)	(29,587)	(40,561)	(5,974)
Total operating expenses	(72,663)	(62,180)	(75,859)	(11,173)
Income (loss) from operations	73,547	(18,903)	(92,851)	(13,676)
Interest income	1,197	873	283	42
Investment income	1,741	1,923	1,963	289
Interest expense	(2,259)	(1,519)	(785)	(116)
Foreign exchange gain	4,540	80	2,066	304
Value added tax refunds	—	—	—	—
Others, net	15,859	831	2,942	433
Income (loss) before income tax expenses	94,625	(16,715)	(86,382)	(12,724)
Income tax expense	—	(72)	(24)	(3)
Net income (loss)	94,625	(16,787)	(86,406)	(12,727)
Foreign currency translation adjustment, net of nil tax	(3,486)	(81)	(15,402)	(2,268)
Total comprehensive income (loss)	91,139	(16,868)	(101,808)	(14,995)
Weighted average number of shares used in per share calculation:
— Basic	2,170,195,065	2,350,123,270	2,350,115,118	2,350,115,118
— Diluted	2,185,428,631	2,350,123,270	2,350,115,118	2,350,115,118
Net earnings (loss) per share (cent per share)
— Basic	4.36	(0.71)	(3.68)	(0.54)
— Diluted	4.33	(0.71)	(3.68)	(0.54)
Share-based compensation expenses were included in:
Research and development expenses	9	132	1,025	151
Sales and marketing expenses	110	11	11	2
General and administrative expenses	1,422	600	600	88

The table below sets forth a reconciliation of net loss to non-GAAP adjusted net loss for the period indicated:

	For the Three Months Ended
	September 30,	June 30,	September 30,	September 30,
	2019	2020	2020	2020
	RMB	RMB	RMB	US$
Net income (loss)	94,625	(16,787)	(86,406)	(12,727)
Add: Share-based compensation expense	1,541	743	1,636	241
Non-GAAP adjusted net income (loss)	96,166	(16,044)	(84,770)	(12,486)